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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4) of
                       the Securities Exchange Act of 1934

                                (Amendment No. 2)
                            ------------------------


                               THE WMF GROUP, LTD.
                            (Name of Subject Company)

                               THE WMF GROUP, LTD.
                        (Name of Person Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    000929289
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                Shekar Narasimhan
                Chief Executive Officer and Chairman of the Board
                               The WMF Group, Ltd.
                        1593 Spring Hill Road, Suite 400
                             Vienna, Virginia 22182
                                 (703) 610-1400
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                          the person filing statement)

                                 With a copy to:

        Randall S. Parks, Esq.             Jane Goldstein, Esq.
           Hunton & Williams                   Ropes & Gray
         951 East Byrd Street            One International Place
     Riverfront Plaza, East Tower    Boston, Massachusetts 02110-2624
     Richmond, Virginia 23219-4074            (617) 951-7000
            (804) 788-8200


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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 10, 2000 by The WMF Group, Ltd., a Delaware corporation, relating to the cash tender offer by Prudential Mortgage Capital Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Prudential Mortgage
Capital  Company,   LLC,  a  Delaware  limited  liability  company  ("Prudential
Mortgage"), to purchase all outstanding Shares at a price of $8.90 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated May 23, 2000 (as amended or supplemented), and in the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.


Item 9.           Exhibits.

                  Item 9 is hereby amended by adding the following exhibit:

Exhibit
Number            Description
------            -----------

 J                Notice to Participants in The WMF Group, Ltd. 1998 Employee
                  Purchase Plan.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                             THE WMF GROUP, LTD.


                             By:        /s/ Elizabeth Whitbred-Snyder
                                   -------------------------------------
                             Name:      Elizabeth Whitbred-Snyder
                             Title:     Executive Vice President, Chief
                                        Financial Officer and Treasurer

Dated:   June 8, 2000